Intellia Therapeutics, Inc.

40 Erie Street, Suite 130

Cambridge, Massachusetts 02139

June 15, 2017

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intellia Therapeutics, Inc.: Registration Statement on Form S-3 filed June 5, 2017 (File No. 333-218508)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Intellia Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 16, 2017, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely, INTELLIA THERAPEUTICS, INC.

/s/ Nessan Bermingham
Nessan Bermingham
President and Chief Executive Officer

cc:	José E. Rivera, Esq., Intellia Therapeutics, Inc.

Graeme Bell, Intellia Therapeutics, Inc.

Nicole Heifner, Intellia Therapeutics, Inc.

Arthur R. McGivern, Esq., Goodwin Procter LLP

William D. Collins, Esq., Goodwin Procter LLP